COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES                                                                  EXHIBIT 12
( in thousands )
                                                                                        Years ended December 31,
                                                                          1996                  1995                1994

EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating
     undistributed earnings of 20%- to 50%-owned affiliates        $        221,565  $               179,127 $        185,611
Fixed charges excluding capitalized interest and preferred stock
     dividends of majority-owned subsidiary companies                        13,050                   15,652           20,966

Earnings as defined                                                $        234,615  $               194,779 $        206,577

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs       $          9,629  $                11,223 $         16,274
Interest capitalized                                                            749                      447
Portion of rental expense representative of the interest factor               3,421                    4,429            3,696
Preferred stock dividends of majority-owned subsidiary companies                 80                       80               80
Share of interest expense related to guaranteed debt
     50%-owned affiliated company                                                                                         996

Fixed charges as defined                                           $         13,879  $                16,179 $         21,046

RATIO OF EARNINGS TO FIXED CHARGES                                            16.90                    12.04             9.82
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